Report of Independent Auditors

To the Board of Directors and Shareholders of Alcon, Inc.

We have audited the accompanying consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcon, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 3 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ KPMG LLP

Fort Worth, Texas
January 31, 2003

Consolidated Balance Sheets

December 31, (in millions, except share data)	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 967.9	$ 1,140.5
Investments	66.3	61.9
Trade receivables, net	547.5	492.0
Inventories	412.3	379.5
Deferred income tax assets	128.7	128.8
Other current assets	88.2	48.5
Total current assets	2,210.9	2,251.2
Property, plant and equipment, net	679.1	643.8
Intangible assets, net	392.8	467.0
Goodwill	549.8	541.2
Long term deferred income tax assets	90.1	116.7
Other assets	47.1	50.9
Total assets	$ 3,969.8	$ 4,070.8
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 117.0	$ 108.6
Short term borrowings	1,772.8	805.5
Current maturities of long term debt	23.1	29.4
Other current liabilities	659.4	667.1
Total current liabilities	2,572.3	1,610.6
Long term debt, net of current maturities	80.8	697.4
Long term deferred income tax liabilities	85.8	104.0
Other long term liabilities	256.6	269.2
Contingencies (note 17)		
Shareholders' equity:		
Common shares, par value CHF 0.20 per share, 336,975,000 shares authorized, 309,231,699 shares issued and 309,032,167 shares outstanding at December 31, 2002; 300,000,000 shares authorized, issued and outstanding at December 31, 2001	42.5	42.9
Additional paid-in capital	508.5	592.0
Accumulated other comprehensive loss	(16.4)	(110.8)
Deferred compensation	(15.2)	—
Retained earnings	463.0	865.5
	982.4	1,389.6
Less treasury shares, at cost; 199,532 shares at December 31, 2002; and no shares at December 31, 2001	(8.1)	—
Total shareholders' equity	974.3	1,389.6
Total liabilities and shareholders' equity	$ 3,969.8	$ 4,070.8

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings

Years ended December 31,	2002	2001	2000
(in millions, except share data)			
Sales	$ 3,009.1	$ 2,747.7	$ 2,553.6
Cost of goods sold	892.7	798.3	749.7
Gross profit	2,116.4	1,949.4	1,803.9
Selling, general and administrative	1,014.7	953.7	855.8
Research and development	323.5	289.8	246.3
In process research and development	—	—	18.5
Amortization of intangibles	74.5	117.0	86.5
Operating income	703.7	588.9	596.8
Other income (expense):			
Gain (loss) from foreign currency, net	4.2	(4.8)	0.1
Interest income	22.2	46.6	44.1
Interest expense	(53.8)	(107.7)	(86.3)
Other	1.2	(9.1)	—
Earnings before income taxes	677.5	513.9	554.7
Income taxes	210.6	198.3	223.0
Net earnings	$ 466.9	$ 315.6	$ 331.7
Basic earnings per common share	$ 1.54	$ 1.05	$ 1.11
Diluted earnings per common share	$ 1.53	$ 1.05	$ 1.11
Basic weighted average common shares	301,482,834	300,000,000	300,000,000
Diluted weighted average common shares	302,511,780	300,000,000	300,000,000

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

	Common stock							
(in millions, except share data)	Number of shares outstanding	Amount	Additional paid-in capital	Accumulated other compre-hensive income (loss)	Deferred compen-sation	Retained earnings	Treasury shares	Total
Balance, January 1, 2000	300,000,000	$ 42.9	$ 592.0	$ (71.2)	$ —	$ 230.4	$ —	$ 794.1
Comprehensive income:								
Net earnings	—	—	—	—	—	331.7	—	331.7
Unrealized losses on investments	—	—	—	(7.0)	—	—	—	(7.0)
Foreign currency translation adjustments	—	—	—	(13.2)	—	—	—	(13.2)
Total comprehensive income								311.5
Dividends on common shares	—	—	—	—	—	(4.2)	—	(4.2)
Balance, December 31, 2000	300,000,000	42.9	592.0	(91.4)	—	557.9	—	1,101.4
Comprehensive income:								
Net earnings	—	—	—	—	—	315.6	—	315.6
Unrealized gains on investments	—	—	—	0.4	—	—	—	0.4
Impairment loss on investment	—	—	—	7.3	—	—	—	7.3
Foreign currency translation adjustments	—	—	—	(27.1)	—	—	—	(27.1)
Total comprehensive income								296.2
Dividends on common shares	—	—	—	—	—	(8.0)	—	(8.0)
Balance, December 31, 2001	300,000,000	42.9	592.0	(110.8)	—	865.5	—	1,389.6
Comprehensive income:								
Net earnings	—	—	—	—	—	466.9	—	466.9
Unrealized losses on investments	—	—	—	(1.6)	—	—	—	(1.6)
Unrealized losses on cash flow hedges	—	—	—	(5.8)	—	—	—	(5.8)
Foreign currency translation adjustments	—	—	—	101.8	—	—	—	101.8
Total comprehensive income								561.3
Conversion of common shares to preferred shares	(69,750,000)	(10.0)	(2,178.0)	—	—	—	—	(2,188.0)
Initial public offering	76,725,000	9.3	2,398.8	—	—	—	—	2,408.1
Options exercised	91,000	—	3.3	—	—	—	—	3.3
Treasury shares acquired	(199,532)	—	—	—	—	—	(8.1)	(8.1)
Conversion of employee plan	2,165,699	0.3	70.3	—	(37.3)	—	—	33.3
Compensation expense	—	—	—	—	22.1	—	—	22.1
Dividends and accretion of discount on preferred shares of subsidiary	—	—	—	—	—	(3.9)	—	(3.9)
Dividends on common shares	—	—	(377.9)	—	—	(865.5)	—	(1,243.4)
Balance, December 31, 2002	**309,032,167**	**$ 42.5**	**$ 508.5**	**$ (16.4)**	**$ (15.2)**	**$ 463.0**	**$ (8.1)**	**$ 974.3**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, (in millions)	2002	2001	2000
Cash provided by (used in) operating activities:			
Net earnings	$ 466.9	$ 315.6	$ 331.7
Adjustments to reconcile net earnings to cash provided from operating activities:			
Depreciation	92.0	78.3	74.2
Amortization of intangibles	74.5	117.0	86.5
Amortization of deferred compensation	22.1	—	—
Deferred income taxes	5.0	(2.4)	4.4
In process research and development	—	—	18.5
(Gain) loss on sale of assets	6.7	1.4	(1.5)
Changes in operating assets and liabilities:			
Trade receivables	(27.5)	(27.6)	(54.6)
Inventories	(3.3)	(57.4)	(31.2)
Other assets	28.6	31.0	(16.6)
Accounts payable and other current liabilities	26.1	58.0	(16.2)
Other long term liabilities	10.3	29.8	35.7
Net cash from operating activities	701.4	543.7	430.9
Cash provided by (used in) investing activities:			
Proceeds from sale of assets	1.5	4.2	107.9
Purchases of property, plant and equipment	(120.9)	(127.4)	(117.1)
Purchase of intangible assets	(2.8)	(10.9)	—
Net purchases of investments	(4.7)	(15.2)	(38.1)
Acquisitions, net of cash acquired	—	—	(863.0)
Net cash from investing activities	(126.9)	(149.3)	(910.3)
Cash provided by (used in) financing activities:			
Proceeds from issuance of long term debt	0.9	42.2	612.8
Net proceeds (repayment) from short term debt	951.4	(194.8)	307.3
Dividends on common shares	(1,243.4)	(8.0)	(4.2)
Repayment of long term debt	(630.4)	(37.7)	(32.9)
Proceeds from public sale of common shares	2,408.1	—	—
Redemption of preferred shares	(2,188.0)	—	—
Proceeds from sale of common stock to employees	3.3	—	—
Acquisition of treasury shares	(7.9)	—	—
Proceeds from sale of preferred shares of subsidiary	1,362.5	—	—
Redemption of preferred shares of subsidiary	(1,364.4)	—	—
Dividends on preferred shares of subsidiary	(2.0)	—	—
Other	(42.8)	42.8	—
Net cash from financing activities	(752.7)	(155.5)	883.0
Effect of exchange rates on cash and cash equivalents	5.6	(10.4)	(2.1)
Net increase (decrease) in cash and cash equivalents	(172.6)	228.5	401.5
Cash and cash equivalents, beginning of year	1,140.5	912.0	510.5
Cash and cash equivalents, end of year	$ 967.9	$ 1,140.5	$ 912.0
Supplemental disclosure of cash flow information:			
Cash paid during the year for the following:			
Interest expense, net of amount capitalized	$ 53.4	$ 111.6	$ 85.6
Income taxes	$ 210.6	$ 146.1	$ 192.7

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(in millions, except share data)

(1) Initial Public Offering

At December 31, 2001, Alcon, Inc., a Swiss corporation (Alcon), was a wholly owned subsidiary of Nestlé S.A. (Nestlé). On September 20, 2001, the Board of Directors of Nestlé approved the exploration of an initial public offering (the IPO) of a minority stake in Alcon.

Alcon declared on February 25, 2002, and made, on March 20, 2002, a payment to Nestlé of $1,243.4 (CHF 2,100) for dividends and return of capital. This payment was financed from existing cash and cash equivalents and additional short term borrowings. The entire payment was considered a dividend under Swiss law.

On February 25, 2002, the shareholder of Alcon converted 69,750,000 Alcon common shares owned by Nestlé into 69,750,000 Alcon non-voting preferred shares. On March 21, 2002, holders of Alcon common shares voted to redeem the preferred shares for an aggregate redemption price of CHF 3,634. The proceeds, net of related costs including taxes, from the IPO were used to redeem the preferred shares for $2,188.0 on May 29, 2002. No dividends were paid on the preferred shares.

On March 20, 2002, Alcon's IPO was priced at $33.00 per share for 69,750,000 common shares. The net proceeds to Alcon from the IPO were $2,189.0, after offering expenses and taxes. A portion of the IPO proceeds was utilized to repay $712.1 in short term debt until May 29, 2002, when the preferred shares were redeemed.

Net proceeds of $219.1, after offering expenses and taxes, from the subsequent exercise of the underwriters' overallotment option to purchase 6,975,000 common shares were used to reduce short term indebtedness.

In connection with the IPO, Alcon changed certain provisions of its deferred compensation plan. These changes resulted in a one time $22.6 charge to operating income ($14.2 net of tax) upon the completion of the IPO in March 2002.

(2) Summary of Significant Accounting Policies and Practices

(a) Description of Business: The principal business of Alcon and all of its subsidiaries (collectively, the Company) is the development, manufacture and marketing of pharmaceuticals, surgical equipment and devices, contact lens care and other vision care products that treat eye diseases and disorders and promote the general health and function of the human eye. Due to the nature of the Company's worldwide operations, it is not subject to significant concentration risks.

(b) Principles of Consolidation: The consolidated financial statements include the accounts of the Company. All significant balances and transactions among the consolidated entities have been eliminated in consolidation. All consolidated entities are included on the basis of a calendar year.

(c) Management Estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). Actual results could differ from those estimates.

(d) Foreign Currency: The reporting currency of the Company is the United States dollar. The financial position and results of operations of the Company's foreign subsidiaries are generally determined using the local currency as the functional currency. Assets and liabilities of these subsidiaries have been translated at the rate of exchange at the end of each period. Revenues and expenses have been translated at the weighted average rate of exchange in effect during the period. Gains and losses resulting from translation adjustments are included in accumulated other comprehensive loss in shareholders' equity. The impact of subsidiaries located in countries whose economies are considered highly inflationary is insignificant. Gains and losses resulting from foreign currency transactions are included in nonoperating earnings. Under Swiss corporate

law, Alcon is required to declare any dividends on its common shares in Swiss francs.

(e) Cash and Cash Equivalents: Cash equivalents include demand deposits and all highly liquid investments with original maturities of three months or less.

(f) Inventories: Inventories are stated at the lower of cost or market. Cost is determined primarily using the first-in, first-out method.

(g) Investments: Investments consist of equity and fixed income securities classified as available-for-sale. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

A decline in the market value of any available-for-sale investments that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend and interest income are recognized when earned.

(h) Financial Instruments: The Company uses various derivative financial instruments on a limited basis as part of a strategy to manage the Company's exposure to certain market risks associated with interest rate and foreign currency exchange rate fluctuations expected to occur within the next twelve months. The Company evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments. The Company does not enter into financial instruments for trading or speculative purposes.

The Company periodically uses foreign currency forward contracts to reduce the effect of fluctuating foreign currencies on foreign currency denominated intercompany transactions. The forward contracts establish the exchange rates at which the Company purchases or sells the contracted amount of local currencies for specified foreign currencies at a future date. The Company uses forward contracts, which are short term in nature, and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date.

All of the Company's derivative financial instruments are recorded at fair value. For derivative instruments designated and qualifying as fair value hedges, the gain or loss on these hedges is recorded immediately in earnings to offset the changes in the fair value of the assets or liabilities being hedged. For derivative instruments designated and qualifying as cash flow hedges, the effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive loss in shareholders' equity, and is reclassified into earnings when the hedged transaction affects earnings.

(i) Property, Plant and Equipment: Property, plant and equipment are stated at historical cost. Additions, major renewals and improvements are capitalized while repairs and maintenance costs are expensed. Upon disposition, the book value of assets and related accumulated depreciation is relieved and the resulting gains or losses are reflected in earnings.

Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets which are as follows:

Land improvements	25 years
Buildings and improvements	12–50 years
Machinery, other equipment and software	3–12 years

(j) Goodwill and Intangible Assets, Net: Effective January 1, 2002, Alcon adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Alcon did not record an impairment loss as a result of the implementation of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their residual values and reviewed for impairment.

Prior to 2002, goodwill, which represents the excess of purchase price over fair value of net assets acquired, was amortized on a straight-line basis over the expected periods to be benefited, which were 10 to 20 years.

Intangible assets, net, consist of customer base, trademarks and patents, and licensed technology. The cost of other intangible assets is amortized straight line over the estimated useful lives of the respective assets, which are 5 to 20 years.

(k) Impairment: Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(l) Pension and Other Postretirement Plans: The Company sponsors several defined contribution plans, defined benefit retirement plans and a postretirement health care plan.

The Company provides for the benefits payable to employees on retirement by charging current service costs to income systematically over the expected service lives of employees who participate in defined benefit plans. An actuarially computed amount is determined at the beginning of each year by using valuation methods that attribute the cost of the retirement benefits to periods of employee service. Such valuation methods incorporate assumptions concerning employees' projected compensation and health care cost trends. Past service costs are generally charged to income systematically over the remaining expected service lives of participating employees.

The cost recognized for defined contribution plans is based upon the contribution required for the period.

(m) Revenue Recognition: The Company recognizes revenue on product sales when the customer takes title and assumes risk of loss except for refractive laser system sales. If the customer takes title and assumes risk of loss upon shipment, revenue is recognized on the shipment date. If the customer takes title and assumes risk of loss upon delivery, revenue is recognized on the delivery date. Revenue is recognized as the net amount to be received after deducting estimated amounts for rebates and product returns. The Company recognizes revenue on refractive laser system equipment sales when the customer takes title and assumes risk of loss and when installation and training have been completed. Per procedure license fees related to refractive laser systems are recognized in the period when the procedure is performed. Estimated costs for warranty are recorded in cost of goods sold when the related equipment revenue is recognized.

The Company recognizes revenue in accordance with the United States Securities and Exchange Commission Staff Accounting Bulletin No. 101.

(n) Research and Development: Internal research and development are expensed as incurred. Third-party research and development costs are expensed as the contracted work is performed or as milestone results have been achieved.

(o) Selling, General and Administrative: Advertising costs are expensed as incurred. Advertising costs amounted to $99.7, $96.0 and $83.4 in 2002, 2001 and 2000, respectively.

Shipping and handling costs amounted to $37.0, $33.5 and $31.2 in 2002, 2001 and 2000, respectively.

(p) Income Taxes: The Company recognizes deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. The impact on deferred income taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period

of enactment. Withholding taxes have been provided on unremitted earnings of subsidiaries which are not reinvested indefinitely in such operations. Dividends to Alcon do not result in Swiss income taxes.

(q) Basic and Diluted Earnings Per Common Share: Basic earnings per common share were computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the relevant period. Earnings available to common shareholders were determined by deducting dividends and accretion of discount on preferred shares of subsidiary from net earnings. In 2002, diluted weighted average common shares reflects the potential dilution using the treasury stock method that could occur if employee stock options for the issuance of common shares were exercised and if contingent restricted common shares granted to employees became vested. There were no dilutive securities outstanding in 2001 and 2000.

A reconciliation of net earnings to earnings available to common shareholders for 2002 follows:

Net earnings	$ 466.9
Dividends and accretion of discount on preferred shares of subsidiary	(3.9)
Earnings available to common shareholders	$ 463.0

The following table reconciles the weighted average shares of the basic and diluted per-share computations for 2002.

Basic weighted average common shares outstanding	301,482,834
Effect of dilutive securities:	
Employee stock options	303,665
Contingent restricted common shares	725,281
Diluted weighted average common shares outstanding	302,511,780

(r) Comprehensive Income: Comprehensive income consists of net earnings, foreign currency translation adjustments, unrealized gains (losses) on investments and unrealized losses on cash flow hedges and is presented in the consolidated statements of shareholders' equity and comprehensive income.

(s) Stock Based Compensation: The Company applies the intrinsic value method provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. No stock-based employee compensation cost was reflected in net earnings, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per common share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" in accounting for the plan.

	2002
Net earnings, as reported	$ 466.9
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax benefits	(15.2)
Pro forma net earnings	$ 451.7
Earnings per common share:	
Basic—as reported	$ 1.54
Basic—pro forma	$ 1.49
Diluted—as reported	$ 1.53
Diluted—pro forma	$ 1.48

(t) Warranty Reserves: The Company generally warrants its surgical equipment against defects for a period of one year from the installation date. Warranty costs are estimated at the date of sale and amortized over the warranty period. Such costs are estimated based on actual cost experience. The reserves to satisfy warranty obligations were $6.4 at December 31, 2002 and 2001.

(u) Reclassifications: Certain reclassifications have been made to prior year amounts to conform with current year presentation.

(3) Recently Adopted Accounting Standards

Effective January 1, 2002, Alcon adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets."

Goodwill and Other Intangible Assets: Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Alcon did not record an impairment as a result of the implementation of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their residual values and reviewed for impairment.

Intangible assets subject to amortization:

	December 31, 2002		December 31, 2001	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Licensed technology	$ 508.3	$ (207.0)	$ 502.0	$ (151.6)
Other	184.2	(92.7)	182.2	(70.5)
	$ 692.5	$ (299.7)	$ 684.2	$ (222.1)

Year ended December 31,	2002	2001	2000
Aggregate amortization expense related to intangible assets	$ 74.5	$ 74.5	$ 59.4

In connection with a voluntary recall and termination of the SKBM® microkeratome product line, a $5.9 impairment loss on intangible assets was recorded as amortization in 2002.

Estimated Amortization Expense:	
For year ended December 31, 2003	$ 66.7
For year ended December 31, 2004	$ 62.5
For year ended December 31, 2005	$ 60.7
For year ended December 31, 2006	$ 54.6
For year ended December 31, 2007	$ 51.4

Alcon recorded no intangible assets with indefinite lives other than goodwill.

The changes in the carrying amount of goodwill for the year ended December 31, 2002 were as follows:

	United States Segment	International Segment	Total
Balance, December 31, 2001	$ 338.4	$ 202.8	$ 541.2
Amounts reclassified to goodwill from intangibles	3.2	1.7	4.9
Reclassified balance, December 31, 2001	341.6	204.5	546.1
Impact of changes in foreign exchange rates	—	3.7	3.7
Balance, December 31, 2002	**$ 341.6**	**$ 208.2**	**$ 549.8**

Statement 142 requires disclosure of net earnings, assuming the exclusion of amortization expense recognized in the periods for goodwill and intangible assets that will no longer be amortized, and changes in amortization periods for intangible assets that will continue to be amortized.

Year ended December 31,	2002	2001	2000
Reported net earnings	$ 466.9	$315.6	$ 331.7
Add back—goodwill amortization, net of income taxes	—	40.2	24.8
Adjusted net earnings	$ 466.9	$355.8	$ 356.5
Basic earnings per share:			
Reported net earnings	$ 1.54	$ 1.05	$ 1.11
Add back—goodwill amortization, net of income taxes	—	0.13	0.08
Adjusted net earnings	$ 1.54	$ 1.18	$ 1.19
Diluted earnings per share:			
Reported net earnings	$ 1.53	$ 1.05	$ 1.11
Add back—goodwill amortization, net of income taxes	—	0.13	0.08
Adjusted net earnings	$ 1.53	$ 1.18	$ 1.19

Long Lived Assets: The adoption of Statement 144 did not have a material impact on either the results of operations or the financial position of Alcon.

(4) Cash Flows—Supplemental Disclosure of Non-cash Financing Activities

(a) On February 25, 2002, the shareholder of Alcon converted 69,750,000 Alcon common shares owned by Nestlé

into 69,750,000 Alcon non-voting preferred shares. The redemption price for these preferred shares was CHF 3,634.

(b) In connection with the IPO, certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares. The effects on the financial statements were to:

- decrease other current liabilities by $10.9
- decrease other long term liabilities by $23.3
- increase common stock and additional paid-in capital by $71.5
- decrease total equity for deferred compensation of $37.3

Deferred compensation was reduced by $22.1, which was charged against earnings in year ended December 31, 2002 and was reflected as an adjustment in net cash from operating activities.

(c) During year ended December 31, 2002, Alcon acquired 6,032 treasury shares totaling $0.2 when certain individuals terminated employment before vesting in their restricted common shares, as discussed in note 13.

(5) Summit Acquisition

On July 7, 2000, the Company purchased substantially all of the outstanding stock and options of Summit Autonomous Inc. (Summit) for a total purchase price of $948.0 including acquisition costs. Summit manufactures, sells and services excimer laser systems and related products which correct vision disorders. The Company accounted for the acquisition using the purchase method. Under the purchase method, the Company allocated the purchase price to the identified assets (including tangible and intangible assets), in process research and development (IPR&D) and liabilities based on their respective fair values. The excess of the purchase price over the value of the identified assets, IPR&D and liabilities was recorded as goodwill.

Acquired IPR&D of $18.5 related to the LADARWave™ Custom Cornea® Wavefront System project was expensed immediately, resulting in a noncash charge to 2000 earnings, since the project had not reached technological feasibility and the assets to be used in such project had no alternative future use. The value of the IPR&D was determined by an independent appraiser.

Summit, VISX, Incorporated and certain of their affiliates (including Pillar Point Partners, a partnership between affiliates of Summit and VISX) were involved in a number of antitrust lawsuits which, among other things, alleged price-fixing in connection with per-procedure patent royalties charged by Summit and VISX. These suits were settled in July 2001 for $25.0. This settlement was accrued on the July 7, 2000 balance sheet of Summit.

Summit and certain of its present and former officers were defendants in two class action shareholder suits claiming, among other things, violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. These suits were settled for $10.0 during the fourth quarter of 2000. This settlement was accrued on the July 7, 2000 balance sheet of Summit.

(6) Supplemental Balance Sheet Information

December 31,	2002	2001
Cash and Cash Equivalents		
Cash	$ 47.1	$ 45.8
Cash equivalents—Nestlé	—	1,094.0
Cash equivalents—Other	920.8	0.7
	$ 967.9	$1,140.5

Cash equivalents consisted of interest bearing deposits and repurchase agreements with an initial term of less than three months. At December 31, 2001, certain cash equivalents were on deposit with Nestlé subsidiaries, bearing interest of LIBOR plus a margin, and had original maturities of less than three months.

December 31,	2002	2001
Trade Receivables, Net		
Trade receivables	$ 580.5	$ 516.0
Allowance for doubtful accounts	33.0	24.0
	$ 547.5	$ 492.0

Bad debt expense for the years ended December 31, 2002, 2001 and 2000 was $8.9, $11.9 and $3.1, respectively. The allowance for doubtful accounts at the beginning of 2001 and 2000 was $20.3 and, $17.0, respectively. Charge-offs (recoveries), net, for the years ended December 31, 2002, 2001 and 2000 were $ (0.1), $8.2 and $(0.2), respectively.

December 31,	2002	2001
Inventories		
Finished products	$ 245.0	$ 219.8
Work in process	34.0	36.2
Raw materials	133.3	123.5
	$ 412.3	$ 379.5

December 31,	2002	2001
Other Current Assets		
Prepaid expenses	$ 39.9	$ 18.4
Receivables from affiliates	0.3	1.3
Other	48.0	28.8
	$ 88.2	$ 48.5

December 31,	2002	2001
Property, Plant and Equipment, Net		
Land and improvements	$ 23.2	$ 21.5
Buildings and improvements	466.7	439.5
Machinery, other equipment and software	728.4	665.2
Construction in progress	46.2	38.4
	1,264.5	1,164.6
Accumulated depreciation	585.4	520.8
	$ 679.1	$ 643.8

Construction in progress at December 31, 2002 consisted primarily of various plant expansion projects. Commitments related to these projects at December 31, 2002 totaled $20.0.

December 31,	2002	2001
Other Current Liabilities		
Deferred income tax liabilities	$ 11.5	$ 14.8
Payables to affiliates	4.3	47.1
Accrued payroll	183.0	159.0
Accrued taxes	224.9	214.0
Other	235.7	232.2
	$ 659.4	$ 667.1

December 31,	2002	2001
Other Long Term Liabilities		
Pension plans	$ 161.0	$ 146.8
Postretirement health care plan	41.4	32.1
Deferred compensation	32.2	65.7
Other	22.0	24.6
	$ 256.6	$ 269.2

(7) Short Term Borrowings

December 31,	2002	2001
Lines of credit	$ 240.6	$ 192.1
Commercial paper	1,377.4	—
From affiliates	117.2	565.4
Bank overdrafts	37.6	48.0
	$ 1,772.8	$ 805.5

At December 31, 2002, the Company had several unsecured line of credit agreements totaling $335.1 with third parties that were denominated in various currencies. The commitment fees related to unused borrowings under these facilities were nominal during 2002, 2001 and 2000. The weighted average interest rates at December 31, 2002 and 2001 were 6.6% and 6.3%, respectively. The amounts outstanding under these agreements at December 31, 2002 were due at various dates during 2003.

At December 31, 2002, the Company had a $2,000 commercial paper facility. At December 31, 2002, the outstanding balance carried an average interest rate of 1.34% before fees. Related to this short term, floating interest rate borrowing, the Company has entered into two $25.0 interest rate swaps that have a net effect of fixing the interest rate of a portion of the outstanding amount at 2.77%, which is based on a two year rate at the time of initiation of the hedge. Nestlé guarantees the commercial paper facility and assists in its management, for which the Company pays Nestlé an annual fee based on the average outstanding commercial paper balances. The Company's management believes that any fees paid by us to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction.

The Company had various unsecured promissory notes and line of credit agreements denominated in various currencies with several subsidiaries of Nestlé. These short term borrowings at December 31, 2002 were either due on demand or at various dates during 2003. The weighted average interest rates at December 31, 2002 and 2001 were 3.6% and 2.9%, respectively. The unused portion under the line of credit agreements was $162.5 at December 31, 2002.

The Company had several unsecured bank overdraft lines of credit denominated in various currencies totaling $168.8 at December 31, 2002. The weighted average interest rates on bank overdrafts at December 31, 2002 and 2001 were 9.5% and 7.4%, respectively, in local currency terms.

(8) Long Term Debt

December 31,	2002	2001
Long term debt—Nestlé affiliates	$ —	$ 600.0
License obligations	43.9	70.6
Bonds	45.6	39.6
Other	14.4	16.6
Total long term debt	103.9	726.8
Less current maturities of long term debt	23.1	29.4
Long term debt, net of current maturities	$ 80.8	$ 697.4

License obligations represented the present value of non-interest bearing future fixed payments through 2007 that were capitalized as intangibles. These obligations were discounted at the Company's borrowing rate (6.25% to 8.50%) at the time each license was obtained.

During January 2001, the Company's Japanese subsidiary issued bonds with interest at LIBOR (0.8% at December 31, 2002) due 2011. Such bonds were guaranteed by Nestlé for a fee of approximately $0.1 in 2002 and 2001.

Long term maturities for each of the next five years are $23.1 in 2003, $9.3 in 2004, $4.8 in 2005, $5.0 in 2006, and $5.1 in 2007.

Interest costs of $0.2, $2.2 and $2.3 in 2002, 2001 and 2000, respectively, were capitalized as part of property, plant and equipment.

(9) Income Taxes

The components of earnings before income taxes were:

	2002	2001	2000
Switzerland	$ 178.3	$ 267.7	$ 172.4
Outside of Switzerland	499.2	246.2	382.3
Earnings before income taxes	$ 677.5	$ 513.9	$ 554.7

Income tax expense (benefit) consisted of the following:

	2002	2001	2000
Current:			
Switzerland	$ 20.8	$ 26.9	$ 25.4
Outside of Switzerland	184.5	173.8	193.4
Total current	205.3	200.7	218.8
Deferred:			
Switzerland	3.7	3.2	2.5
Outside of Switzerland	1.6	(5.6)	1.7
Total deferred	5.3	(2.4)	4.2
Total	$ 210.6	$ 198.3	$ 223.0

A comparison of income tax expense at the statutory tax rate of 7.8% in Switzerland to the consolidated effective tax rate follows:

	2002	2001	2000
Statutory income tax rate	7.8%	7.8%	7.8%
Effect of higher tax rates in other jurisdictions	25.2	26.0	23.8
Nondeductible items	—	4.2	4.3
Other	(1.9)	0.6	4.3
Effective tax rate	31.1%	38.6%	40.2%

At December 31, 2002, Alcon's subsidiaries had net operating loss carryforwards as follows:

Year of Expiration	Amount
2003	$ 1.1
2004	0.6
2005	5.2
2006	3.0
2007	5.2
2008–2010	2.2
Indefinite	23.9
	$ 41.2

Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

Temporary differences and carryforwards at December 31, 2002 and 2001 were as follows:

December 31,	2002	2001
Deferred income tax assets:		
Trade receivables	$ 20.0	$ 16.7
Inventories	40.8	42.1
Other current assets	—	2.1
Other assets	37.1	30.2
Accounts payable and other current liabilities	67.7	61.3
Other liabilities	96.5	109.3
Net operating loss carryforwards	13.5	6.3
Gross deferred income tax assets	275.6	268.0
Valuation allowance	(10.8)	(4.6)
Total deferred income tax assets	264.8	263.4
Deferred income tax liabilities:		
Property, plant and equipment	47.8	35.4
Goodwill and intangible assets	71.7	90.4
Other	23.8	10.9
Total deferred income tax liabilities	143.3	136.7
Net deferred income tax assets	$ 121.5	$ 126.7

Based on the Company's historical pre-tax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred income tax assets at December 31, 2002. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize tax benefits.

Withholding taxes of approximately $43.6 have not been provided on approximately $861.9 of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely. Dividends to Alcon do not result in Swiss income taxes.

(10) Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (e.g., prescription ophthalmic and otic drugs), (2) surgical equipment and devices, (e.g., cataract, vitreoretinal, and refractive) and (3) consumer eye care (e.g., contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, manufacturing and other corporate functions. Each business segment is managed by a single business segment manager who reports to the Chief Executive Officer, who is the chief operating decision maker of the Company.

Beginning in 2002, segment performance is measured based on sales and operating income reported in accordance with U.S. GAAP. Prior to 2002, the Company measured performance on the basis of International Accounting Standards. For consistency of presentation, business segment information for 2001 and 2000 have been restated to a U.S. GAAP basis.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	2002	2001	2000
Sales			
United States	$ 1,632.6	$ 1,464.6	$ 1,333.4
International	1,376.5	1,283.1	1,220.2
Segments total	3,009.1	2,747.7	2,553.6
Manufacturing operations	—	—	—
Research and development	—	—	—
General corporate	—	—	—
U.S. GAAP total	$ 3,009.1	$ 2,747.7	$ 2,553.6
Operating Income			
United States	$ 675.3	$ 544.7	$ 527.7
International	428.1	405.9	384.4
Segments total	1,103.4	950.6	912.1
Manufacturing operations	(30.7)	(34.2)	(26.6)
Research and development	(302.0)	(270.2)	(239.3)
General corporate	(67.0)	(57.3)	(49.4)
U.S. GAAP total	$ 703.7	$ 588.9	$ 596.8
Depreciation and Amortization			
United States	$ 87.0	$ 96.6	$ 70.1
International	41.4	64.1	57.2
Segments total	128.4	160.7	127.3
Manufacturing operations	27.4	25.4	26.4
Research and development	7.3	7.4	6.7
General corporate	3.4	1.8	0.3
U.S. GAAP total	$ 166.5	$ 195.3	$ 160.7

(11) Geographic, Customer and Product Information

Sales for the Company's country of domicile and all individual countries accounting for more than 10% of total sales are noted below along with long lived assets in those countries. Sales by ophthalmic market segment are also included. Sales below are based on the location of the customer. No single customer accounts for more than 10% of total sales.

	Sales			Property, Plant and Equipment	
	For the Year Ended December 31,			At December 31,	
	2002	2001	2000	2002	2001
United States	$ 1,632.6	$ 1,464.6	$ 1,333.4	$ 474.1	$ 463.1
Japan	271.7	284.8	309.4	5.4	5.2
Switzerland	19.6	16.2	14.7	7.0	4.1
Rest of World	1,085.2	982.1	896.1	192.6	171.4
Total	$ 3,009.1	$ 2,747.7	$ 2,553.6	$ 679.1	$ 643.8
Pharmaceutical	$ 1,089.5	$ 927.8	$ 836.2		
Surgical	1,438.5	1,357.7	1,263.9		
Contact lens care and other vision care	481.1	462.2	453.5		
Total	$ 3,009.1	$ 2,747.7	$ 2,553.6		

(12) Stock-Based Compensation Plans

Contemporaneously with the IPO, the Company adopted the 2002 Alcon Incentive Plan. Under the plan, the Company's Board of Directors may award to officers, directors and key employees options to purchase up to 30 million shares of the Company's common stock at a price set by the Board which may not be lower than the prevailing stock exchange price upon the grant of the option. In the fourth quarter of 2002, the Board authorized the acquisition on the open market of up to two million common shares to satisfy the exercise of stock options granted under the plan. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant.

The plan also provides that the Board may grant Stock Appreciation Rights (SARs) whereby the grantee may receive the appreciation in stock value over the grant price. The expense related to these SARs that is included in the Company's operating results for 2002 was $0.3.

In addition, under this plan the Company provided for a conversion of existing phantom stock units granted under the 1994 Phantom Stock Plan into restricted common shares of the Company and the grant of common stock

options to any person who elected to make the conversion. See note 13 for additional information about this grant.

The Company applies the intrinsic value based method to account for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. Under this method, compensation expense is measured as soon as the number of shares and the exercise price is known. Compensation cost is measured by the amount by which the current market price of the underlying stock exceeds the exercise price. The Company discloses the pro forma impact of the fair value based method of accounting for stock-based employee compensation plans.

The fair value of each stock option grant was estimated as of the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

	2002
Expected volatility	33.0%
Risk-free interest rate	4.75%
Expected lives	4 years
Dividend yield	1%

The status of the stock option awards as of December 31, 2002 and changes during the year then ended are presented below:

	Options	Weighted Average Exercise Price
Balance, December 31, 2001	—	$ —
Granted	7,226,108	33
Forfeited	(72,524)	33
Exercised	(91,000)	33
Balance, December 31, 2002	**7,062,584**	**33**
Options exercisable at year-end	132,681	
Weighted average fair value of options granted during the year	$ 10.03	

The following table summarizes information about fixed stock options as of December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 33 to 35	7,062,584	9.25 years	$ 33	132,681	$ 33

At December 31, 2002, the Company had reserved 27,743,301 shares of common stock for issuance pursuant to the 2002 Alcon Incentive Plan.

(13) Deferred Compensation

The Company has an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002. A committee appointed by the Board of Directors administers the plan. Plan payments were $19.1 and $16.1 for 2002 and 2001, respectively. The plan's liability was $29.5 and $74.5 at December 31, 2002 and 2001, respectively, which is included in other current liabilities and other long term liabilities in the accompanying consolidated balance sheets.

Contemporaneously with the IPO, certain Alcon employees elected to convert $34.2 of their interests in the 1994 Phantom Stock Plan into approximately 2.2 million contingent restricted common shares of Alcon. Although all of these shares were included in the outstanding common shares in the accompanying balance sheet at December 31, 2002, the unvested portion (which was contingent) of the restricted common shares was excluded in the calculation of basic weighted average common shares outstanding for 2002. In connection with this conversion, these employees were also granted options to purchase approximately 0.9 million Alcon common shares at $33.00 per share (the IPO price) under the 2002 Alcon Incentive Plan. These restricted shares and options are scheduled to vest at various times through January 1, 2006. The options expire on March 20, 2012.

In 2002, the Board of Directors adopted the Alcon Executive Deferred Compensation Plan (DCP). The DCP permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The plan is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust. At December 31, 2002, no deferrals had been recorded under the plan and no assets had been contributed to the trust.

(14) Financial Instruments

Foreign Currency Risk Management: A significant portion of the Company's cash flows is denominated in foreign currencies. Alcon relies on sustained cash flows generated from foreign sources to support its long term commitments to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of a strengthening dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired. The Company has established balance sheet risk management programs to protect against volatility of future foreign currency cash flows and changes in fair value caused by volatility in foreign exchange rates.

A primary objective of the balance sheet risk management program is to protect the U.S. dollar value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange that might occur prior to their conversion to U.S. dollars. Alcon seeks to fully offset the effects of exchange on exposures denominated in developed country currencies, primarily the euro and Japanese yen and will either partially offset or not offset at all exposures in developing countries where we consider the cost of derivative instruments to be uneconomic or when such instruments are unavailable at any cost. The Company will also minimize the effects of exchange on monetary assets and liabilities by managing operating activities and net asset positions at the local level. Alcon primarily utilizes forward exchange contracts which enable the Company to buy and sell foreign currencies in the future at fixed exchange rates and offset the consequences of changes in foreign exchange on the amount of U.S. dollar cash flows derived from the net assets. Prior to conversion to U.S. dollars, monetary assets and liabilities denominated in U.S. dollars are remeasured at spot rates in effect on the balance sheet date. The effect of changes in spot rates is reported in foreign exchange gains and losses in other income (expense). The forward contracts are marked to fair value through foreign exchange gains and losses in other income (expense). Fair value changes in the forward contracts offset the changes in the value of the remeasured assets and liabilities attributable to changes in foreign currency exchange rates, except to the extent of the spot-forward differences. These differences are not significant due to the short term nature of the contracts, which typically have average maturities at inception of less than one year.

The fair values of forward exchange contracts are reported in other current assets and other current liabilities. For foreign currency cash flow hedges, the amount of net gain/loss related to ineffectiveness was immaterial. The cash flow hedge derivative instruments have settlement dates within 2003 and cover a notional amount of $32.5, while the fair value hedge derivatives cover a notional amount of $337.0.

Interest Rate Risk Management: The Company may use interest rate swap contracts on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The Company does not use leveraged swaps and does not leverage any of its investment activities that would put principal capital at risk.

At December 31, 2002 and 2001, in connection with long term bonds, the Company had an interest rate swap fair value hedge outstanding in the notional amount of $42.0. At December 31, 2002, in connection with its commercial paper program, the Company had interest rate swap agreements outstanding in the notional amount of $50.0. The fair values of interest rate swap agreements are reported in other current assets and other current liabilities.

Fair Value of Financial Instruments: At December 31, 2002 and 2001, the Company's financial instruments included cash, cash equivalents, investments, trade receivables, accounts payable, short term borrowings and long term debt. The estimated fair value of all of these financial instruments is as noted below. Due to the short term maturities of cash, cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amount approximates fair value. The fair value of long term debt is based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities. The fair value of investments was based on quoted market prices at year end.

December 31,	2002		2001	
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Assets:				
Cash and cash equivalents	$ 967.9	$ 967.9	$ 1,140.5	$ 1,140.5
Investments:				
Marketable equity	—	—	4.8	4.8
Fixed income	66.3	66.3	57.1	57.1
Trade receivables, net	547.5	547.5	492.0	492.0
Forward exchange contracts	6.7	6.7	—	—
Interest rate swaps	7.4	7.4	1.8	1.8
Liabilities:				
Accounts payable	117.0	117.0	108.6	108.6
Short term borrowings	1,772.8	1,772.8	805.5	805.5
Long term debt	103.9	106.8	726.8	832.0
Forward exchange contracts	3.0	3.0	3.8	3.8
Interest rate swaps	1.0	1.0	—	—

Investment amounts include net unrealized holding losses (gains) of $0.9 and $(0.7) at December 31, 2002 and 2001, respectively. During 2001, an impairment loss on a marketable equity investment of $9.1 was recorded in other nonoperating expenses ($5.7 net of tax).

Concentrations of Credit Risk: As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with corporate issuers of securities and financial institutions with which it conducts business. Credit risk is minimal as credit exposure limits are established to avoid a concentration with any single issuer or institution. The Company also monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Concentrations of credit risk associated with these trade receivables are considered minimal due to the Company's diverse customer base. Bad debts have been minimal. The Company does not normally require collateral or other security to support credit sales.

(15) Related Party Transactions

At December 31, 2002, Nestlé owned 74.5% of the outstanding common shares of Alcon.

The Company's material transactions with related parties have been with Nestlé and its subsidiaries. All material related party transactions that are not disclosed elsewhere in these notes are included below.

During 2002, 2001 and 2000 the Company had investments and borrowings with Nestlé and its subsidiaries which resulted in the following impact to earnings before income taxes:

	2002	2001	2000
Interest expense	$ 19.4	$ 80.8	$ 49.9
Interest income	$ 3.8	$ 37.6	$ 28.2

The Company sold Alcon Germany to Nestlé's German subsidiary effective January 1, 2001 for approximately $30 and, under the separation agreement, Nestlé's German subsidiary sold it back to us effective January 1, 2002, for approximately $42. Alcon Germany's results of operations have been consolidated by the Company and are reflected in all periods presented in the accompanying consolidated financial statements.

The Company had a minority interest in a finance company that was owned jointly with a Nestlé subsidiary. The investment was recorded using the equity method of accounting. During 2000, this investment was sold to a Nestlé subsidiary at book value for $76.4.

The Company leases certain facilities from Nestlé subsidiaries which resulted in rent expense of $0.2, $0.6 and $0.6 in 2002, 2001 and 2000, respectively. Nestlé provides the Company with certain services, including a portion of the Company's information technology licenses, corporate legal services, and certain internal audit activities. Nestlé

charges the Company for its portion of the costs of these services based on arm's length prices. Such charges were less than $1.0 in each of the three years ended December 31, 2002.

At December 31, 2001 and 2000, certain employees of the Company participated in a Nestlé stock option plan. The Company used the intrinsic-value method to account for the employees' participation in this plan. The impact of these options under the intrinsic-value method or the fair-value method was negligible.

Under the Nestlé stock option plan, the employees were granted options to purchase Nestlé common stock with an exercise price equal to the market value on the date of grant. The options had lives of five and seven years and vested after two and three years, respectively. The plan provided the employees with the option of taking cash for the intrinsic value or paying the exercise price and taking the stock of Nestlé. Since the participants had the option to take net settlement in cash, the plan was treated as a variable plan under the intrinsic-value method.

A summary of the options is as follows:

	2001		2000	
	Shares (Actual)	Weighted Average Exercise Price (Actual CHF)	Shares (Actual)	Weighted Average Exercise Price (Actual CHF)
Outstanding at beginning of year	12,810	258.8	24,660	175.8
Granted	4,300	343.2	4,290	281.9
Exercised	—	—	(16,140)	138.3
Outstanding at end of year	17,110	280.0	12,810	258.8
Options exercisable at end of year	8,520	247.1	3,840	230.3
Weighted average fair value of options granted during the year (Actual U.S. $)	$ 55.83		$ 49.51	

The fair value of options granted was calculated using the Black-Scholes option pricing model with the following assumptions, with respect to Nestlé: dividend yield of 1.2% in 2001 and 1.6% in 2000; volatility of 24% in 2001 and 22% in 2000; risk free interest rate of 4.9% and 6.5% in 2001 and 2000, respectively; and an expected term of five years.

Prior to the IPO, the remaining Alcon employee participating in the Nestlé stock option plan agreed to surrender options to purchase 17,110 Nestlé shares, of which options to purchase 8,520 shares were exercisable, in exchange for options to purchase 80,000 Alcon common shares. The new options were granted pursuant to the 2002 Alcon Incentive Plan and generally contain the same terms as other options issued under the plan.

(16) Pension and Postretirement Benefits

The Company's pension and postretirement benefit plans, which in aggregate cover substantially all employees in the United States and employees in certain other countries, consist of defined benefit pension plans, defined contribution plans and a postretirement health care plan. The Company's cost of defined contribution plans was $49.6, $45.4 and $40.3 in 2002, 2001 and 2000, respectively. The information provided below pertains to the Company's defined benefit pension plans and postretirement health care plan. The following table reconciles the changes in benefit obligations, fair value of plan assets,

and funded status for the two-year period ending December 31, 2002:

	Pension benefits		Postretirement benefits	
	2002	2001	2002	2001
Change in Benefit Obligation				
Benefit obligation at beginning of year	$ 184.2	$ 154.4	$ 123.9	$ 120.3
Service cost	12.4	12.0	7.3	7.6
Interest cost	11.4	9.7	9.1	9.3
Benefits paid	(6.8)	(5.7)	(4.6)	(3.4)
Actuarial (gain)/loss	9.0	13.8	39.6	(9.9)
Benefit obligation at end of year	$ 210.2	$ 184.2	$ 175.3	$ 123.9
Change in Plan Assets				
Fair value of plan assets at beginning of year	$ 12.8	$ 8.1	$ 87.2	$ 97.8
Actual return on plan assets	1.3	(1.2)	(11.4)	(7.2)
Employer contribution	5.0	11.6	—	—
Benefits paid	(0.6)	(5.7)	(4.6)	(3.4)
Fair value of plan assets at end of year	$ 18.5	$ 12.8	$ 71.2	$ 87.2
Reconciliation of Funded Status to Balance Sheet Liability				
Funded status	$ (191.7)	$ (171.4)	$ (104.1)	$ (36.7)
Unrecognized prior service cost	—	—	3.8	4.3
Unrecognized actuarial (gain)/loss	30.7	24.6	58.9	0.3
Net amount recognized in other long term liabilities	$ (161.0)	$ (146.8)	$ (41.4)	$ (32.1)
Weighted-Average Assumptions as of December 31,				
Discount rate	3.0–6.5%	3.0–7.3%	6.75%	7.5%
Expected return on plan assets	3.0%	3.0%	8.75%	9.0%
Rate of compensation increase	5.0–9.0%	3.1–9.0%	N/A	N/A

	Pension benefits			Postretirement benefits		
	2002	2001	2000	2002	2001	2000
Components of Net Periodic Benefit Cost						
Service cost	$ 12.4	$ 12.0	$ 10.6	$ 7.3	$ 7.6	$ 6.7
Interest cost	11.4	9.7	7.9	9.1	9.3	8.1
Expected return on assets	(0.3)	(0.2)	(0.2)	(7.6)	(8.6)	(6.5)
Prior service cost amortization	—	—	0.7	0.5	0.5	2.7
Recognized actuarial loss	1.5	0.2	4.0	—	—	—
Net periodic benefit cost	$ 25.0	$ 21.7	$ 23.0	$ 9.3	$ 8.8	$ 11.0

The health care cost trend rate used to measure the expected cost of benefits covered by the postretirement plan is 10% in 2003, declining to 4.5% in 2007 and after. The effect of a one percentage point change in assumed medical cost trend rates is as follows:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 4.7	$ (3.7)
Effect on the postretirement benefit obligation	$ 31.6	$ (25.2)

In certain countries, the Company's employees participate in defined benefit plans of Nestlé. No separate valuation for the Company's employees has historically been prepared for the plans, as they are not material to the Company or to Nestlé. Accordingly, these plans are treated as multi-employer plans. Annual contributions to these plans are determined by Nestlé and charged to the Company. Company contributions to these plans during 2002, 2001 and 2000 were $3.8, $2.6 and $1.6, respectively.

(17) Commitments and Contingencies

The Company and its subsidiaries are parties to a variety of legal proceedings arising out of the ordinary course of business, including product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

The Company's tax returns are subject to examination by various taxing authorities. Management records current tax liabilities based on their best estimate of what they will ultimately settle with the taxing authorities upon examination.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the final outcome of these contingencies are adequately covered by insurance and/or the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations. Although management believes that the tax treatments reflected in the accompanying financial statements comply with the various tax laws and regulations, some of the tax treatments may change if challenged by the taxing authorities. Litigation contingencies are subject to change based on settlements and court decisions.

The Company leases certain facilities and equipment under operating leases. Lease expense incurred was $43.1, $44.3 and $41.3 during 2002, 2001 and 2000, respectively. Future minimum aggregate lease payments under non-cancelable operating leases with a term of more than one year are as follows:

Year	Amount
2003	$ 26.1
2004	18.7
2005	15.1
2006	9.1
2007	6.3
Thereafter	24.2
Total minimum lease payments	$ 99.5

The Company has entered into various purchase commitments and license agreements, requiring future minimum royalties, through 2016. All commitments are expected to be fulfilled with no adverse consequences to the Company's operations or financial condition. The total unconditional purchase obligations and future minimum royalties at December 31, 2002 were approximately $90.0. At December 31, 2002, the Company had guaranteed less than $5 of debt for certain customers.

(18) Preferred Shares of Subsidiary

In May of 2000 Alcon Holdings Inc. (AHI, a wholly-owned subsidiary of Alcon) issued four series of non-voting, non-convertible cumulative preferred shares, with Series A, B and C denominated in Swiss francs and Series D denominated in U.S. dollars. These shares were issued as part of the creation of a U.S. holding company that would be used to make U.S. acquisitions.

As part of a restructuring of AHI's equity, on November 5, 2002, Alcon sold to two financial investors all of the AHI Series A and B preferred shares, 20,000 preferred shares, for a total sales price of 1,997 Swiss francs. Alcon also contributed to AHI all of the Series C and D preferred shares it owned. After the sale, Alcon continued to own 100% of AHI's common shares and all voting rights in AHI.

On November 26, 2002, AHI redeemed all of its outstanding Series A and B preferred shares. AHI paid the investors an aggregate of 2,003 Swiss francs for the 20,000 preferred shares, which were immediately retired, and accrued dividends. AHI financed the redemption primarily with proceeds from the issuance of commercial paper.

For the year ended December 31, 2002, earnings available to common shareholders and earnings per share were reduced by the preferred dividends and the excess of the redemption cost over the carrying value of the preferred shares, totaling approximately $3.9.

(19) Exit Activities

In 1998, the Company announced the closure of its manufacturing facility in Puerto Rico. As a result of this decision, the Company accrued in 1998 certain severance costs for approximately 300 affected employees based on the statutory requirements for severance. The facility was sold in December 2000. Virtually all of the severance costs were paid in 2000.

In 1999, the Company announced the closure of a manufacturing facility in St. Louis, which resulted in the accrual of severance costs for approximately 60 employees in 1999. These costs were paid in 2000. The severance expense is included in cost of goods sold in the consolidated statement of earnings.

Prior to the purchase of Summit in July 2000, the Company began assessing and formulating a plan to exit the leased facility which represented Summit's corporate headquarters. These actions resulted in the accrual of severance for approximately 180 employees and other costs, as well as lease payments on the vacated facility as of the acquisition date which was recorded as part of the purchase price of Summit. During the first half of 2001, the closure of this facility was completed and severance payments were made. The remaining lease costs will be paid out over the remaining lease term through 2005.

	Employee Termination Benefits	Other Exit Costs	Total
Balance, December 31, 1999	$ 7.4	$ —	$ 7.4
Accrued	—	—	—
Summit acquisition	10.5	2.8	13.3
Spending	(11.2)	—	(11.2)
Balance, December 31, 2000	6.7	2.8	9.5
Accrued	—	—	—
Spending	(6.7)	(0.2)	(6.9)
Balance, December 31, 2001	—	2.6	2.6
Spending	—	(0.7)	(0.7)
Balance, December 31, 2002	**$ —**	**$ 1.9**	**$ 1.9**

The exit cost accrual is included in other current liabilities in the accompanying consolidated balance sheets.

(20) Unaudited Quarterly Information

	Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
2002				
Sales	$ 707	$ 809	$ 744	$ 749
Operating income	152	237	196	119
Net earnings	94	163	125	85
Basic earnings per common share	$ 0.33	$ 0.53	$ 0.41	$ 0.26
Diluted earnings per common share	0.33	0.53	0.41	0.26

	Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
2001				
Sales	$ 655	$ 746	$ 676	$ 671
Operating income	152	176	138	123
Net earnings	85	103	71	57
Basic and diluted earnings per common share	$ 0.28	$ 0.34	$ 0.24	$ 0.19

Quarterly sales trends reflect the seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months.

Report of the Group Auditors to the General Meeting of Alcon, Inc.

As group auditors, we have audited the consolidated financial statements (consolidated balance sheets and related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows) of Alcon, Inc. and subsidiaries for the year ended December 31, 2002, as included in Item 18 of the Form 20-F of Alcon, Inc. and as included in the Annual Report on pages 60 to 80, and the Swiss disclosure requirements on page 82.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with auditing standards generally accepted in the United States of America, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with accounting principles generally accepted in the United States of America (US GAAP) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Zurich, Switzerland
January 31, 2003

Alcon, Inc. and Subsidiaries Swiss Disclosure Requirements

(in millions of US dollars)

The consolidated balance sheets of Alcon, Inc. and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2002 have been prepared in accordance with US Generally Accepted Accounting Principles and are included in Item 18 of the Form 20-F of Alcon, Inc. and in the Annual Report on pages 60 to 80. Swiss law requires additional reporting disclosures and are included in the notes below.

(1) Significant Shareholders

Nestlé S.A. holds 74.46% of the common shares of Alcon, Inc. The remaining shares are publicly traded on the New York Stock Exchange since March 21, 2002. Alcon, Inc. is not aware of any other significant shareholder holding, directly or indirectly, 5% or more of the common shares.

(2) Investment in Subsidiaries

The following is a list of Alcon, Inc.'s and subsidiaries major investments as of December 31, 2002. The consolidated ownership of each of these investments as of December 31, 2002 is 100%.

Name	Domicile	Activity	Issued share capital
Summit Autonomous Inc.	Massachusetts, USA	Holding	$ 0.1
Autonomous Technologies Corporation	Delaware, USA	Holding	0.1
Alcon Holdings Inc.	Delaware, USA	Holding	0.1
Alcon Pharmaceuticals, Inc.	Delaware, USA	Distributor	0.1
Falcon Pharmaceuticals, Ltd.	Texas, USA	Distributor	0.1
Refractive Horizons, L.P.	Texas, USA	Distributor	0.1
Alcon Laboratories (UK) Ltd.	Herts, UK	Distributor	4.9
Alcon Pharmaceuticals Ltd.	Hünenberg, Switzerland	Distributor	0.1
Alcon Japan Ltd.	Tokyo, Japan	Distributor	3.7
Alcon Laboratories (Australia) Pty. Ltd.	Frenchs Forest, Australia	Distributor	2.0
Alcon Canada Inc.	Missisauga, Canada	Distributor	4.3
Alcon (Puerto Rico) Inc.	Puerto Rico	Distributor	0.1
Alcon Hong Kong, Ltd.	Hong Kong	Distributor	0.1
Alcon Pte Ltd.	Singapore	Distributor	0.1
Alcon Italia S.p.A.	Milan, Italy	Distributor	$ 1.7
Alcon Pharma GmbH	Freiburg, Germany	Distributor	0.5
Alcon Laboratories, Inc.	Delaware, USA	Manufacturer and Distributor	0.1
S.A. Alcon-Couvreur N.V.	Puurs, Belgium	Manufacturer and Distributor	2.4
Alcon Cusi, S.A.	El Masnou (Barcelona), Spain	Manufacturer and Distributor	15.0
Laboratoires Alcon S.A.	Rueil-Malmaison, France	Manufacturer and Distributor	13.5
Alcon Laboratorios do Brasil Ltda.	Sao Paulo, Brazil	Manufacturer and Distributor	10.6
Alcon Laboratorios, S.A. de C.V.	Mexico City, Mexico	Manufacturer and Distributor	4.7
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing, China	Manufacturer and Distributor	1.2
Alcon Manufacturing, Ltd.	Texas, USA	Manufacturer	0.1
Alcon Ireland B.V.	Amsterdam, The Netherlands	Manufacturer	0.1
Alcon Capital Corporation	Delaware, USA	Finance	0.1
N.V. Alcon Coordination Center	Puurs, Belgium	Finance	371.2
Alcon Credit Corporation	Hünenberg, Switzerland	Finance	0.6
Alcon Finance PLC	Cork, Ireland	Finance	0.1
Alcon Research, Ltd.	Texas, USA	Research & Development	0.1
Trinity River Insurance Co. Ltd.	Bermuda	Captive Insurance	0.1

(3) Fixed Assets

The fire insurance value for fixed assets amounts to $1,383.3 and $1,105.4 at December 31, 2002 and 2001, respectively.

(4) Expense by Nature

The following items are allocated to the appropriate headings of expenses by function in the consolidated statements of earnings for the year ended December 31.

	2002	2001
Depreciation of property, plant and equipment	$ 92.0	$ 78.3
Salaries and welfare expenses	933.3	844.9
Direct material cost	324.6	294.3

Report of the Statutory Auditors to the General Meeting of Alcon, Inc., Hünenberg

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, statement of earnings and retained earnings and notes) of Alcon, Inc. for the year ended December 31, 2002.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of association.

We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Dr. Elisabeth Kruck	Thomas Affolter
Swiss Certified Accountant	Swiss Certified Accountant
Auditor in charge	

Zug, February 18, 2003

Enclosures:

- Financial statements (balance sheet, statement of earnings and retained earnings and notes)
- Proposed appropriation of available earnings

Balance Sheet

As of December 31,	Note	2002	2001
		CHF	CHF
Assets			
Current assets:			
Cash and banks		1,164,503,393	3,578,773
Accounts receivable:			
Due from affiliated companies		84,059,224	261,294,488
Due from parent company		—	468,361,875
Treasury shares		10,926,520	—
Prepayments and other current assets		6,347,079	356,694
		1,265,836,216	733,591,830
Non-current assets:			
Loans due from affiliated companies	5	1,136,079,577	1,835,565,677
Investments	4	865,872,253	981,883,449
Intangible assets		186,330,421	195,344,222
		2,188,282,251	3,012,793,348
		3,454,118,467	3,746,385,178
Liabilities and Shareholder's Equity			
Current liabilities:			
Bank overdraft		—	1,646,104
Accounts payable:			
Due to third parties		16,803	851,625
Due to affiliated companies		363,785,120	490,446,747
Accrued income taxes		14,893,898	14,947,334
Other accrued liabilities		19,566,848	67,700,764
Provision for unrealised exchange gains		—	88,664,354
		398,262,669	664,256,928
Non-current liabilities:			
Loan due to affiliated company		—	528,227,362
Other long-term liabilities		179,780,625	250,868,708
Provisions		1,395,000,000	—
		1,574,780,625	779,096,070
Shareholder's equity:			
Share capital	6	61,846,340	60,000,000
Legal reserve	7	605,449,967	602,433,711
Reserve for own shares	8	11,838,545	—
Other reserve		—	100,000
Retained earnings		801,940,321	1,640,498,469
		1,481,075,173	2,303,032,180
		3,454,118,467	3,746,385,178

Statement of Earnings and Retained Earnings

For the year ended December 31,	2002	2001
	CHF	CHF
Income		
Dividend income	317,833,260	441,554,306
Royalty income	662,333,463	768,916,945
Other investment income	636,680,970	—
Interest income	53,017,985	104,300,052
Miscellaneous income	4,984,540	4,808,581
	1,674,850,218	1,319,579,884
Expenses		
Royalty expenses	(248,150,047)	(137,731,855)
Research and development expenses	(340,019,338)	(338,409,651)
Outside services and fees	(69,821,594)	(61,990,872)
Amortization of intangibles	(10,993,622)	(11,666,262)
Investment write downs	(68,790,935)	(35,618,116)
Personnel related expenses	(3,862,837)	—
Administration and other operating expenses	(24,381,688)	(16,914,509)
Interest expenses	(10,351,852)	(46,000,133)
Withholding and miscellaneous taxes	(9,658,230)	(15,331,500)
Foreign exchange differences	(71,894,886)	(4,883,739)
Other expenses	(14,488,964)	(91,766,519)
	(872,413,993)	(760,313,156)
Earnings before income taxes	802,436,225	559,266,728
Income taxes	(495,904)	(15,066,792)
Net earnings	801,940,321	544,199,936
Retained earnings at beginning of the year	1,640,498,469	1,096,298,533
Dividend distribution	(1,640,498,469)	—
Retained earnings at end of the year	801,940,321	1,640,498,469

Notes to the Financial Statements

(1) General

The Company is registered in Hünenberg in the Canton of Zug, Switzerland. Its principal activity is holding investments, patents, trademarks and technical and industrial know-how.

Nestlé S.A. holds 74.46% of the common shares of Alcon, Inc. The remaining shares are publicly traded at the New York Stock Exchange (NYSE) since March 21, 2002. The Company is not aware of any other significant shareholder holding, directly or indirectly, 5% or more of the share capital.

(2) Significant Accounting Policies

The accounting policies followed for dealing with items which are judged material or critical in determining the results for the year and stating the financial position are as follows:

(2.1) Foreign Currency Translation: The accounting records are kept in USD, which is the functional currency of the Company. Assets and liabilities which arise in currencies other than USD are translated at the rates of exchange prevailing at year-end; revenues and expenses are converted at monthly booking rates.

For statutory purposes, the financial statements are translated into CHF at the following rates:

Investments	— at historical rates
Other assets and liabilities	— at year-end rates
Equity	— at historical rates
Income and expenses	— at average rates

Net exchange gains and losses on translation and transactions are recognized in the income statement, except for unrealised gains which are deferred.

(2.2) Investments: Investments are recorded at cost or are written down on a conservative basis, taking into account the profitability of the company concerned.

(2.3) Treasury Shares: Treasury shares are carried at the lower of cost or market.

(2.4) Intangible Assets: The intangible assets are amortized on a straight-line basis over a period between seven and twenty years.

(2.5) Taxation: Provision has been made for all Federal and Cantonal income and capital taxes estimated to be payable on the basis of earnings reported through December 31, 2002.

(2.6) Hedging: The Company uses forward foreign exchange contracts to hedge foreign currency flows and positions, and also uses interest rate swaps to manage the interest rate risk.

(3) Comparative Financial Statements

Certain captions of the 2001 comparative financial statements have been reclassified in order to conform with the presentation used in 2002.

(4) Investments in Subsidiaries

The following is a list of the Company's major investments that remained unchanged since 2001:

Name	Domicile	Activity	Issued share capital		Ownership
S.A. Alcon-Couvreur N.V.	Puurs, Belgium	Manufacturer and Distributor	EUR	4,491,831	99.62%
Alcon Cusi, S.A.	El Masnou (Barcelona), Spain	Manufacturer and Distributor	EUR	11,599,783	100.00%
Laboratoires Alcon S.A.	Rueil-Malmaison, France	Manufacturer and Distributor	EUR	12,579,102	100.00%
Alcon Laboratories (UK) Ltd.	Herts, UK	Distributor	GBP	3,100,000	100.00%
Alcon Pharmaceuticals Ltd.	Hünenberg, Switzerland	Distributor	CHF	100,000	100.00%
Alcon Japan Ltd.	Tokyo, Japan	Distributor	JPY	27,500,000	100.00%
Alcon Laboratories (Australia) Pty. Ltd.	Frenchs Forest, Australia	Distributor	AUD	2,550,000	100.00%
Alcon Canada Inc.	Missisauga, Canada	Distributor	CAD	(Shares with no nominal value)	100.00%
Alcon (Puerto Rico) Inc.	Puerto Rico	Distributor	USD	100	100.00%
Alcon Laboratorios do Brasil Ltda.	Sao Paulo, Brazil	Manufacturer and Distributor	BRL	7,729,167	100.00%
Alcon Laboratorios S.A., de C.V.	Mexico City, Mexico	Manufacturer and Distributor	MXP	5,915,300	100.00%
Trinity River Insurance Co. Ltd.	Bermuda	Insurance Activities	USD	120,000	100.00%
Alcon Hong Kong, Ltd.	Hong Kong	Distributor	HKD	77,000	100.00%
Alcon Pte Ltd.	Singapore	Distributor	SGD	164,000	100.00%
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing, China	Manufacturer and Distributor	USD	1,357,455	100.00%
Alcon Ireland B.V.	Amsterdam, The Netherlands	Manufacturer	EUR	395,696	100.00%
N.V. Alcon Coordination Center	Puurs, Belgium	Finance	EUR	415,000,000	86.16%
Alcon Italia S.p.A.	Milan, Italy	Distributor	EUR	1,300,000	99.00%

The following is a list of the Company's major investments that were changed or newly acquired during 2002:

			December 31, 2002		December 31, 2001	
Name	Domicile	Activity	Issued share capital / Ownership		Issued share capital / Ownership	
Alcon Holdings Inc.	Wilmington, USA	U.S. Sub-Holding				
Common shares			USD	10 / 100.00%	USD	10 / 100.00%
Preferred shares A				—	CHF	15,000 / 100.00%
Preferred shares B				—	CHF	5,000 / 100.00%
Preferred shares C				—	CHF	4,000 / 100.00%
Preferred shares D				—	USD	10 / 79.00%
Alcon Laboratuvarlari Ticaret A.S.	Istanbul, Turkey	Distributor	TRL	17,724,114,600,000 / 100.00%	TRL	11,606,000,000,000 / 85.00%
Alcon Pharma GmbH	Freiburg, Germany	Distributor	EUR	511,292 / 100.00%		—
Alcon Credit Corporation	Hünenberg, Switzerland	Finance	CHF	1,000,000 / 100.00%		—
Alcon Finance PLC	Cork, Ireland	Finance	EUR	38,100 / 100.00%		—

(5) Loans Due from Affiliated Companies

The Company has signed two subordination agreements for loans due from two subsidiaries that amount to CHF 8,591,000 as of December 31, 2002. (2001: CHF 8,416,700).

(6) Share Capital

As of December 31, 2002 the Company's share capital comprises 309,231,699 issued and fully paid registered shares with a nominal value of CHF 0.20 each (2001: 300,000,000 shares).

The General Meeting held on February 25, 2002 resolved that the share capital may be increased in an amount not to exceed CHF 6,000,000 through the issuance of up to 30,000,000 fully paid registered shares with a nominal value of CHF 0.20 per share in connection with the issuance of new shares or options to employees or directors of the Company and group companies.

The Conditional Capital was reduced during the year by 2,165,699 shares due to the conversion of the Phantom Stock Plan into the new Alcon Incentive Plan for personnel, and by 91,000 shares due to the issuance of new shares based on exercises of share options by employees.

As of December 31, 2002 the Conditional Capital amounts to 27,743,301 registered shares at CHF 0.20 each representing a total of CHF 5,548,660.

(7) Legal Reserve

The Company appropriates earnings to a legal reserve in accordance with the provisions of Swiss law. For holding companies such a reserve is, to the extent of 20% of the share capital, not readily available for distribution.

(8) Reserve for Own Shares

During the year a total of 199,532 shares have been acquired at a cost of CHF 11,838,545. These shares will be recorded in the Share Register as being without voting rights and will not rank for dividends.

The total of 199,532 own shares held at December 31, 2002 represents 0.06% of Alcon Inc.'s share capital.

(9) Commitments

The Company is committed to make future minimum payments under non-cancelable patent and know-how licence agreements that amount to approximately CHF 59 million as of December 31, 2002 (2001: approximately CHF 108 million).

(10) Contingent Liabilities

The Company issued guarantees to third parties on behalf of subsidiaries that amount to approximately CHF 11 million (2001: CHF 9 million).

Proposed Appropriation of Available Earnings

According to the proposal submitted by the Board of Directors, the retained earnings of CHF 801,940,321 are to be appropriated as follows:

Dividend for 2002, CHF 0.45 per share on 309,032,167 shares	139,064,475
Dividend for 2002, CHF 0.45 per share on 414,911 shares reserved for the option rights which may be exercised in 2003 prior to the record date for dividend payments (a)	186,710
Balance to be carried forward	662,689,136
	801,940,321

(a) The dividends on those shares for which the option rights will not have been exercised by the date of the dividend payment will be transferred to retained earnings.

The gross dividend amounts to CHF 0.45 per share. After deduction of the federal withholding tax of 35%, a net amount of CHF 0.2925 per share will be payable.

Corporate Information

Corporate Headquarters
Bösch 69
CH-6331 Hünenberg
Switzerland
+41 (41) 785 88 88

Board of Directors
Timothy R.G. Sear, Chairman (3)
Peter Brabeck-Letmathe, Vice-Chairman (1, 5)
Werner Bauer, Ph.D. (2)
Francisco Castañer (2, 6)
Dr. Wolfgang H. Reichenberger (3)
James I. Cash, Jr., Ph.D. (4, 7, 8)
Philip H. Geier, Jr. (1, 4, 5, 6, 7)
Lodewijk J.R. de Vink (2, 4, 5, 6, 7)

(1) Term expires in 2003
(2) Term expires in 2004
(3) Term expires in 2005
(4) Audit Committee
(5) Nominating/Corporate Governance Committee
(6) Compensation Committee
(7) Independent Director
(8) Resigned effective December 31, 2002

U.S. General Office
6201 South Freeway
Fort Worth, Texas 76134
(817) 293-0450

Website
www.alconinc.com

Common Stock
The Company's common stock is listed on the NYSE under the ticker symbol ACL.

Transfer Agent and Registrar
The Bank of New York
620 Avenue of the Americas
New York, New York 10011
www.stockbny.com
www.adrbny.com

Investor Relations
Vice President of Investor Relations
6201 South Freeway
Fort Worth, Texas 76134
(800) 400-8599

Auditors and Group Auditors
KPMG Klynveld Peat Marwick Goerdeler SA
Badenerstrasse 172
CH-8004 Zurich, Switzerland
+41 (1) 249 31 31
www.kpmg.com

Special Auditors
Zensor Auditing Ltd.
Metallstrasse 9
CH-6300 Zug, Switzerland
+41 (41) 711 77 04

Cautionary Note Regarding Forward-Looking Statements This Annual Report contains forward-looking statements, including, but not limited to, statements about the progress of our research and development programs; the receipt of regulatory approvals; competition in our industry; the impact of pending or future litigation; changes in, or the failure or inability to comply with, governmental regulations; the sizes of and growth rates in our markets and our share of them; exchange rate fluctuations; general economic conditions; demographic and other trends affecting the ophthalmic industry and future demand for our products; and our financial condition and results of operations. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to uncertainty and known and unknown risks that may cause our actual results, performance or achievements to be materially different from what we expect or what is expressed or implied by our forward-looking statements. You should not place undue reliance on these forward-looking statements, because they represent our estimates and assumptions only as of the date of this report and do not give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to: the production and launch of commercially viable products may take longer and cost more than expected; research and development expenditures may not yield products that achieve commercial success; changes in the competitive environment, third-party reimbursement procedures, the economic environment, conditions in our markets, currency exchange rate fluctuations and other uncontrollable factors; future events with material unforeseen impacts, including, but not limited to, war, natural disasters and acts of terrorism; supply and manufacturing disruptions; the availability of qualified personnel necessary to grow our business; difficulty in protecting our intellectual property rights; pending or future litigation, government regulation or legislation; product recalls or withdrawals; and the occurrence of environmental liabilities arising from our operations. You should read this report completely and with the understanding that we qualify all of our forward-looking statements by these cautionary statements. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Design: Cahan & Associates, San Francisco

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